K. Michael Carlton
+1.202.373.6070
michael.carlton@morganlewis.com

November 18, 2016

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Cambria ETF Trust
File Nos. 333-213963

Dear Ms. White:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on November 3 and 15, 2016 regarding the Trust’s Form N-14 filed under the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission (“SEC”) on October 4, 2016 regarding the reorganization of the Dhandho Junoon ETF (the “Target Fund”), a series of the Elevation ETF Trust, into a corresponding fund with the same name (the “Acquiring Fund” and, together with the Target Fund, the “Funds”), which is a newly created series of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Combined Proxy Statement and Prospectus included in the N-14.

1.
Comment: Under “Overview of the Proposed Reorganization,” the Staff notes that the Board of Trustees of Elevation ETF Trust “believes that the Reorganization is in the best interests of the Target Fund and its shareholders.”  Please disclose why the Board believes this to be true.

Response:  We have made the requested change.

2.
Comment: Under “Principal Investment Strategies—Select Value Manager Holdings” in the “Summary Comparison of the Funds” section, the Staff notes that “[d]uring reconstitutions, the hedge funds will be selected by an independent investment committee based upon the committee’s selection criteria….” Given that the index methodology must be rules-based to comply with the Trust’s exemptive order, please disclose that the qualitative judgment of the independent investment committee is an exception to the rules-based methodology and will be used in only rare and extraordinary circumstances.  In addition, please clarify that the Acquiring Fund will not invest directly in hedge funds.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

November 18, 2016

Response:  We have added the following sentence to the end of the paragraph referenced above:

The independent investment committee reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Underlying Index in rare and extraordinary circumstances.

In addition, the Trust confirms that the Fund will not invest directly in hedged funds.

3.
Comment: Under “Principal Investment Strategies” in the “Summary Comparison of the Funds” section, the Staff notes that the Acquiring Fund includes the following disclosure: “there may be instances in which Cambria may choose to purchase or sell securities not in the Underlying Index which Cambria believes are appropriate to substitute for one or more such securities.”  Please explain and disclose how investing in securities not in the Underlying Index might help the Fund track the Index.

Response:  As expressly permitted in the Trust’s exemptive order, the Acquiring Fund has reserved the right to “invest up to 20% of its [total] assets in … securities and other instruments not included in its Underlying Index but which [Cambria] believes will help the [Acquiring] Fund track its Underlying Index.” We are currently unaware of potential scenarios where purchasing and selling securities not in the Underlying Index might help the Fund track the Index, but the Trust has reserved this right and has disclosed this right in its Prospectus, accordingly. However, we have revised the above-referenced disclosure to note that the Fund may “invest up to 20% of its total assets” in such “securities and other instruments.” We have also deleted the following sentence: “For example, there may be instances in which Cambria may choose to purchase or sell securities not in the Underlying Index which Cambria believes are appropriate to substitute for one or more such securities.”

4.
Comment: In the second paragraph under “Principal Risks” in the “Summary Comparison of the Funds” section, the Staff notes that there is a reference to risks included in the Acquiring Fund Prospectus.  Rather than reference the Acquiring Fund Prospectus, please clarify which risks apply to the Target Fund that do not apply to the Acquiring Fund, and vice versa.  In addition, this paragraph notes that there are additional risks in the Acquiring Fund Prospectus, including market events risk. Please disclose any additional risks as well.

Response:  We have revised the aforementioned disclosure to clarify that the Acquiring Fund has corresponding principal risk disclosure for all of the Target Fund’s principal risks, plus two additional principal risks: market events risk and secondary market trading risk. In addition, we have inserted a table that provides a side-by-side comparison of the two Funds’ principal risks.

5.
Comment: Under “Funds’ Investment Restrictions and Limitations” in the “Summary Comparison of the Funds” section, please specify the differences between the Funds’ investment restrictions and submit this change to shareholder vote.

Response:  We have revised the aforementioned disclosure to clarify that the two Funds’ fundamental investment restrictions are substantially identical and do not differ in substance although the specific wording of the disclosures may differ. We believe that this difference in wording across these disclosures does not constitute a material change to a fundamental investment restriction that would trigger a need for separate shareholder approval, beyond approval of the reorganization.

November 18, 2016

6.
Comment: Under “Other Alternatives” in the “Board Considerations” section, briefly describe the “alternatives to the Reorganization” discussed by the Board that were ultimately determined to be less desirable than the Reorganization.  Also, briefly describe why the Board recommended the Reorganization.

Response: We have revised the aforementioned disclosure to reflect that the Board considered liquidating the Fund, but ultimately determined that the Fund should reorganize in a separate fund complex.

7.
Comment: Under “Federal Tax Consequences of the Reorganization” in the “Key Information About the Proposed Reorganization” section, please advise whether there will be any capital loss carryovers, and, if so, discuss the potential loss or limitations on capital loss carryovers after the merger.

Response:  The use of the Target Fund’s capital loss carryforwards is not expected to be limited as a result of the Reorganization, because the Reorganization is intended to be a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code.

8.
Comment: Please either explain why the Funds’ net asset values set forth in the Capitalization table are rounded to five decimal places or revise the table so that the Funds’ net asset values are rounded to four decimal places.

Response:  We have made the requested change.

9.	Comment: Under the “Effect of Abstentions and Broker ‘Non-Votes’” section, please re-write the second and third sentences in plain English.

Response:  We have revised the disclosure as follows:

~~In addition, under the rules of the~~ According to NYSE rules, if a proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges and the broker has not received instructions from the beneficial owners or persons entitled to vote the shares ~~and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges~~, the broker ~~may  not~~ cannot vote the shares as to that proposal, even if it has discretionary voting power.  As a result, these shares ~~also will~~ would be treated as broker non-votes for such a proposal ~~purposes of proposals that may “affect substantially” a shareholder’s rights or privileges~~ (but ~~will~~ would not be treated as broker non-votes for other proposals).

10.	Comment: Under the “Solicitation of Proxies” section, please advise why the anticipated cost of retaining Computershare as proxy solicitor excludes printing costs.

November 18, 2016

Response:  Because the costs of the proxy solicitation will not be borne by shareholders, the requested information is of little use. Nonetheless, we have revised the disclosure to include the anticipated printing costs.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.